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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

      Tele-Communications, Inc.
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        (Last)                      (First)                        (Middle)

      5619 DTC Parkway
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                                   (Street)

      Englewood                      Colorado                        80111
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)                 11/23/98*
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
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4.  Issuer Name and Ticker or Trading Symbol  Sprint Corporation; PCS**
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)
     X
    ____ Form Filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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*  The Reporting Person acquired beneficial ownership of the derivative securities reported on this initial statement in a series of simultaneous transactions on such date.

** Of the securities described herein, only the Series 1 PCS Stock (as defined herein) will be publicly traded. The Series 1 PCS Stock is traded on the New York Stock Exchange under the symbol "PCS".
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FORM 3 (continued)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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

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Sprint Corporation PCS        See Note   See Note Series 1 PCS         98,563,924  See Note 1      Indirect        Through two
Common Stock--Series 2,       1 below    1 below  Stock                shares      below                           indirect
par value $1.00 per share                                                                                          wholly owned
(the "Series 2 PCS Stock")                                                                                         subsidiaries
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Sprint Corporation            11/23/98   See Note Series 2 PCS         See Note 3  See Note 3      Indirect        Through an
Preferred Stock--Seventh                 2 below  Stock; see           below       below                           indirect
Series, Convertible, $1,000                       Note 1 below                                                     wholly owned
liquidation preference ("Series                                                                                     subsidiary
7 Preferred Stock")
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Warrants to Purchase          11/23/98   11/23/03 Series 2 PCS         6,291,314   See Note 4      Indirect        Through two
Shares of Series 2 PCS                            Stock; see           shares      below                           indirect
Stock (the "Warrants")                            Note 1 below                                                     wholly owned
                                                                                                                   subsidiaries
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

Explanation of Responses:

(1) Each share of Series 2 PCS Stock automatically converts into one share of Sprint Corporation PCS Common Stock-Series 1, par value $1.00 per share (the "Series 1 PCS Stock"), under certain circumstances. Because the Reporting Person does not have the right to acquire any shares of Series 1 PCS Stock underlying the Series 2 PCS Stock, the Series 7 Preferred Stock or the Warrants, within sixty days of the date of the event requiring this statement, the Reporting Person disclaims beneficial ownership of all shares of Series 1 PCS Stock underlying the Series 2 PCS Stock, the Series 7 Preferred Stock and the Warrants, beneficially owned by the Reporting Person.

(2) Sprint may redeem any outstanding shares of Series 7 Preferred Stock after November 23, 2001, and must redeem all outstanding shares of Series 7 Preferred Stock on November 24, 2008.

(3) The Reporting Person beneficially owns 123,314 shares of Series 7 Preferred Stock. Such shares may be converted into an aggregate number of shares of Series 2 PCS Stock equal to the aggregate liquidation preference of the shares of Series 7 Preferred Stock divided by the product of (i) 1.28 and
     (ii) the average of the daily closing prices of the Series 1 PCS Stock for the 30 consecutive trading days ending on the 45th trading day following the commencement of regular way trading of such stock, subject to certain adjustments. Regular way trading in the Series 1 PCS Stock commenced on November 24, 1998, following the completion of Sprint's recapitalization on November 23, 1998.

(4) The exercise price per share is equal to the average of the daily closing prices of the Series 1 PCS Stock for the 30 consecutive trading days ending on the 45th trading day following the commencement of regular way trading of such stock, subject to certain adjustments.

                                                       TELE-COMMUNICATIONS, INC.

** Intentional misstatements or omissions of facts     By:  /s/ Stephen M. Brett                      December 10, 1998
   constitute Federal Criminal Violations.                ---------------------------------------  -----------------------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).              Name:    Stephen M. Brett                           Date
                                                          Title:   Executive Vice President

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.